July 5, 2006

[LETTERHEAD OF MULDOON MURPHY & AGUGGIA LLP]

VIA EDGAR AND COURIER

Mr. Christian N. Windsor

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 0408

Washington, DC 20549

Re:	Fox Chase Bancorp, Inc.
Form S-1
File No. 333-134160
Filed May 16, 2006

Dear Mr. Windsor:

On behalf of Fox Chase Bancorp, Inc. (“Fox Chase” or the “Company”), enclosed for filing is Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement), including exhibits, marked pursuant to Rule 472 under the Securities Exchange Act of 1933, as amended, to indicate changes from the Registration Statement on Form S-1 filed on May 16, 2006 (the “Registration Statement”).

The Amended Registration Statement is filed in response to the staff’s comment letter issued on June 19, 2006. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the documents has been revised in response to such comments. The prospectus also reflects revised disclosure in response to comments received from the Office of Thrift Supervision (“OTS”) on the Company’s Application for Approval of a Minority Stock Issuance by a Savings Association Subsidiary of a Mutual Holding Company on Form MHC-2. A copy of the OTS response letter, which includes all OTS comments and the Company’s responses, has been included with this filing.

Cover Page of Prospectus

1.	Please revise this page as follows:

•	disclose, in the first paragraph, the percentage of shares being issued to the foundation;

•	revise the bullet points to disclose the four groups being given priorities and the order of priority; and

Mr. Christian N. Windsor

U.S. Securities and Exchange Commission

July 5, 2006

•	revise the third paragraph to disclose that the percentage of stock being offered will remain constant because as you increase the number of shares being offered you will also be increasing the number of shares to Fox Chase MHC and the charitable foundation.

Response to Comment No. 1

The requested disclosure has been added to the cover page of the prospectus.

Summary, Page 1

2.	Revise the description of Fox Chase MHC to briefly explain which borrowers are members.

Response to Comment No. 2

The requested disclosure has been added to page 1 of the prospectus.

3.	Please add a section summarizing the rights of stockholders of Fox Chase Bancorp. Furthermore, the sections should specify the extent to which the members of Fox Chase MHC or the shareholders of Fox Chase Bancorp will determine the identities of the members of the board of either Fox Chase MHC or Fox Chase Bancorp and other major corporate actions.

Response to Comment No. 3

The requested disclosure has been added beginning on page 4 of the prospectus.

Cease and Desist Order, Page 2

4.	Revise this section to provide more detail including, but not limited to, the following:

•	disclose that OTS has designated you as a “troubled institution” and summarize reason for and the significance of such designation;

•	provide a brief overview of the nature and extent of the problems identified by OTS;

•	revise to identify all violations noted by the OTS in their Cease and Desist Order of June 5, 2005, if you have described all violations, please clarify this; and

•	a brief description, using bullet points, of the major remedies undertaken to address the violations noted by the OTS, if you have described all material actions, please clarify.

Make similar changes to the section beginning on page 56.

Mr. Christian N. Windsor

U.S. Securities and Exchange Commission

July 5, 2006

Response to Comment No. 4

Disclosure has been added beginning on page 2 of the prospectus in response to this comment. As discussed with the Staff, the Staff is supplementally advised, that effective as of June 28, 2006, the Order to Cease and Desist had been terminated by the Office of Thrift Supervision. As Fox Chase is in full compliance with the Order, there is no continuing need to adhere to the directives of the Order. Thus, the disclosure that formerly appeared on page 56 of the prospectus stating that adhering to the directives of the Cease and Desist Order was a key part of Fox Chase’s operating strategy has been deleted.

Description of the Reorganization, Page 3

5.	Please revise your statement that members “will have similar voting rights” after the reorganization to explain how those rights will be more limited after the reorganization.

Response to Comment No. 5

The Staff is supplementally advised that the sentence containing the statement that members “will have similar voting rights” after the reorganization has been deleted as the voting rights of the members and stockholders of Fox Chase MHC, the Company and Fox Chase Bank are more clearly defined in the new section that has been added beginning on page 4 of the prospectus in response to Comment No. 3 above.

Number of Shares to be Sold, Page 4

6.	Please disclose the percentage of shares being offered at each of the three levels and disclose how the number of shares to Fox Chase MHC will be adjusted at each of the three levels. Also, please clarify whether the amount provided to the charitable foundation will change with the size of the offering.

Response to Comment No. 6

The requested disclosure has been added to page 5 of the prospectus.

How We Determined the Offering Range, Page 4

7.	Please revise the first two paragraphs of this section as follows:

•	disclose, in the bullet points on pages 4 and 5, whether or not FinPro considered the cease and desist order;

•	define the characteristics that FinPro used to determine that a publicly traded savings association or savings association holding company was “similarly situated”;

•	revise the first bullet point on page 4 to disclose whether investors can view the projections provided to FinPro; and

•	revise the table on the top of page 5 to include the number of shares at the maximum as adjusted.

Mr. Christian N. Windsor

U.S. Securities and Exchange Commission

July 5, 2006

Response to Comment No. 7

The requested disclosure has been added to pages 6 and 7 of the prospectus.

8.	Please revise the fourth and fifth paragraphs of this section as follows:

•	provide detail as to the composition of the peer group including the number of companies and the characteristics on which they were deemed “comparable”;

•	explain why FinPro presented results on a “fully converted” basis; and

•	revise the table on the bottom of page 5 to include data for you and other companies as of the same date (not March 31 for you and May 2 for others).

Response to Comment No. 8

Disclosure has been added to pages 6 and 7 of the prospectus in response to this comment..

The Staff is supplementally advised that, as required by the rules and regulations of the Office of Thrift Supervision, the peer group data has been prepared using: (1) core earnings for the trailing twelve months; (2) tangible book value as of the most recent publicly available information; and (3) shares prices within ten days of the filing of the regulatory applications. The ratios for Fox Chase were also based on core earnings for the trailing twelve months and the most recent available information regarding tangible book value (i.e. March 31, 2006.). However, since Fox Chase is not yet publicly traded, FinPro used $10.00 per share, the amount that the shares are being offered for sale instead of using a recent share price. Additional disclosure regarding how the ratios were calculated appears on pages 7 and 8 of the prospectus.

Possible Change in Offering Range, Page 6

9.	Please revise this section as follows:

•	change the caption to include the possible termination of the offering;

•	briefly explain how “regulatory considerations” could affect the “market value”; and

•	explain what “other actions” you would be permitted to take.

Response to Comment No. 9

The requested disclosure has been added to page 8 of the prospectus.

After-Market Performance of “First Step” Mutual Holding Company Offerings, Page 7

10.	Please revise this section to provide a definition for the term “first step mutual holding company offerings.” That should allow investor to better understand the information presented.

Mr. Christian N. Windsor

U.S. Securities and Exchange Commission

July 5, 2006

Response to Comment No. 10

The requested disclosure has been added to page 9 of the prospectus.

Reasons for the Reorganization, Page 8

11.	Please explain more clearly your reasons for choosing to offer less than 100 percent of your stock to the public and explain why you would want to “control the amount of capital being raised.”

Response to Comment No. 11

The requested disclosure has been added to page 11 of the prospectus.

Risk Factors Related to our Business, Page 18

12.	Please address various risks associated with the many violations of law and other problems, including those related to your failure to observe various standards and limits, file accurate reports and maintain adequate internal controls, found by OTS in its 2005 Cease and Desist Order.

Response to Comment No. 12

As discussed with the Staff, the Staff is supplementally advised that, effective as of June 28, 2006, the Order to Cease and Desist had been terminated by the Office of Thrift Supervision. As Fox Chase is in full compliance with the Order, there is no further risk to the institution of further regulatory action for a failure to comply with the Order. Thus, the disclosure that formerly appeared on page 19 of the prospectus stating that if we failed to comply with the Order, it may result in further enforcement actions, has been deleted.

Use of Proceeds, Page 29

13.	Revised your disclosure regarding the manner in which Fox Chase Bancorp intends to use the funds to discuss how Fox Chase Bank will use funds provided to it by the holding company. In particular, we note that:

•	in your discussion on page 2 that is required by the 2005 OTS Cease and Desist Order, you have developed a three year business plan; and

•	in your discussion on page 9 that you have plans to open five new offices over the next two years.

Response to Comment No. 13

Disclosure has been added on pages 32 and 33 of the prospectus regarding the intended use of proceeds. The Staff is supplementally advised that such disclosure is consistent with the three-year business plan. The Staff is also supplementally advised, that as disclosed on page 11 of the prospectus, the branch expansion that has begun and is expected to continue is expected to be funded by cash

Mr. Christian N. Windsor

U.S. Securities and Exchange Commission

July 5, 2006

generated through business operations. Fox Chase does not intend to borrow funds to finance the expansion nor is funding for the expansion contingent on the offering.

Management’s Discussion and Analysis, Page 52

General

14.	Please revise your Industry Guide 3 disclosures to present the information as of the three most recent fiscal years, with the exception of Items III and IV. Additionally, present updates of the disclosures as of the interim period if material changes have occurred.

Response to Comment No. 14

Tabular disclosure has been added on pages 63 through 65 of the prospectus in response to this comment.

Overview, Page 52

15.	Please revise the MD&A section to comply with Instruction 3 to Item 303(a) which provides that “the discussion and analysis shall focus specifically on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition.” In particular, we note that you discuss your declining loan portfolio and changes within that portfolio. Please expand the discussion to include management’s analysis of how the three year business plan that Fox Chase developed in response to the OTS Cease and Desist Order. . .

Response to Comment No. 15

The requested change has been made beginning on page 58 of the prospectus.

Adhering to the Directives of the Cease and Desist Order, Page 56

16.	Please revise this section to provide detailed analysis of the problems that led the Office of Thrift Supervision to issue the cease and desist order, the impact of the problems on you, what you have done to address these problems, and how these responses have affected you. In addition, please analyze how you have been and are affected by the OTS designation of you as a “troubled institution.”

Response to Comment No. 16

As discussed with the Staff, the Staff is supplementally advised, that effective as of June 28, 2006, the Order to Cease and Desist had been terminated by the Office of Thrift Supervision. As Fox Chase is in full compliance with the Order, there is no continuing need to adhere to the Order. Thus, the disclosure that formerly appeared on page 56 of the prospectus stating that adhering to the directives of the Cease and Desist Order was a key part of Fox Chase’s operating strategy has been deleted.

Mr. Christian N. Windsor

U.S. Securities and Exchange Commission

July 5, 2006

Increasing income by expanding our product offerings . . . Page 47

17.	Please delete your claim that you offer “exceptional” customer service or provide us with objective evidence to support this claim.

Response to Comment No. 17

The reference to exceptional customer service has been deleted on page 60 of the prospectus.

Expanding our footprint and market presence . . . Page 58

18.	Revise this section or another appropriate section of the Management’s Discussion and Analysis to discuss the projected costs, capital requirements and time to profitability for your branch expansion program.

Response to Comment No. 18

The requested disclosure has been added beginning on pages 22 and 60 of the prospectus.

Loan Maturity, Page 65

19.	The totals in the table presenting your fixed rate and variable rate loans by loan type do not reconcile to the detail of your loan portfolio provided on page 64. Please revise or include a footnote disclosure reconciling the balances for each type of loan.

Response to Comment No. 19

The table on page 63 of the prospectus has been revised so that the amounts contained therein reconcile to the loan portfolio table on page 62 of the prospectus.

Results of Operations

Provision for Loan Losses, Page 76

20.	Please expand your disclosure to discuss the facts and circumstances surrounding the substantial provision required by the Office of Thrift Supervision in 2004, and discuss what changed between 2004 and 2005 that supported the credit to the provision for loan losses.

Response to Comment No. 20

The requested disclosure has been expanded on pages 74 and 75 of the prospectus.

Analysis and Determination of the Allowance for Loan Losses, Page 82

21.	Please revise your tabular disclosure on page 84 to reflect the same loan categories presented on page 64. Refer to Instruction 1 of Item IV.B of Industry Guide 3.

Mr. Christian N. Windsor

U.S. Securities and Exchange Commission

July 5, 2006

Response to Comment No. 21

The table on page 82 of the prospectus has been revised to reflect the loan categories presented on page 62 of the prospectus.

Our Management, Page 85

22.	Please include an introduction in which you discuss the extent to which your directors and officers have been replaced as a result of the OTS Cease and Desist Order.

Response to Comment No. 22

The requested disclosure has been added to page 89 of the prospectus.

Impact of Recent Accounting Pronouncements, Page 89

23.	In your disclosure, you indicate that the impact of SFAS 123(R) has not been calculated since the equity incentive plan has not yet been adopted. However, you have estimated the value of the options for your pro forma disclosures on page 41. Please revise to disclose your estimate of the financial statement impact based on those assumptions, or revise to disclose, both here and in the pro forma disclosures, why you do not believe the assumed value of the options used in the pro forma disclosures is a reasonable estimate of future expenses.

Response to Comment No. 23

The requested disclosure has been added on page 87 of the prospectus.

Order to Cease and Desist, Page 98

24.	Please revise this section as follows:

•	provide detail, on pages 98 and 99, regarding the violation and improper practices found by OTS; and

•	disclose, on page 99, all actions required by OTS rather than some of them.

Response to Comment No. 24

The requested disclosure has been added on pages 101 through 103 of the prospectus.

Summary Compensation Table, Page 91

25.	Please disclose the extent to which compensation for 2006 will be materially different from that for 2005.

Mr. Christian N. Windsor

U.S. Securities and Exchange Commission

July 5, 2006

Response to Comment No. 25

The requested disclosure has been added to page 94 of the prospectus.

How We Determined the Offering Range and the $10.00 Purchase Price, Page 123

26.	Please provide more detail, including but not limited to, addressing the comments above and the following:

•	revise to identify the companies that compose the peer group;

•	provide more detail regarding the selection and characteristics of the peer group, including how long they have been public, their geographic locations, the extent to which their stock is publicly traded and the extent to which is owned by depositors, borrowers and management; and

•	provide analysis of the table on page 124 including the extent to which it supports or does not support the appraisal.

Response to Comment No. 26

The requested disclosure has been added on pages 127 through 129 of the prospectus. The Staff is supplementally advised, however, that the table providing more detail regarding the characteristics of the peer group does not include the extent to which each entity is owned by depositors, borrowers and management. As disclosed in the prospectus, the ratios for the peer companies were considered on a fully converted basis. The term fully converted means that FinPro assumed that 100.0% of each of the peer company’s common stock had been sold to the public. Presenting the ratios on a fully converted basis and, thus, assuming that 100% of each institution’s common stock had been issued to the public allows for a more meaningful comparison as the varying levels of minority ownership of each mutual holding company is eliminated.

27.	Revise to clarify why FinPro ignored the changes to the ratios that the compensation plan will cause. Also, please advise the staff how an appraisal that ignores the financial impact of the compensation plans is consistent with the appraisal requirements of the OTS.

Response to Comment No. 27

The Staff is supplementally advised that FinPro did consider the effect of the compensation plans when preparing its appraisal. The paragraph indicating that they did not has been deleted.

Change in Accountants, Page 140

28.	Please revise this section to include an affirmative statement that you did not consult with KPMG prior to engagement, if true. If not true, provide the disclosures required by Item 304(a)(2) of Regulation S-K.

Response to Comment No. 28

The requested disclosure has been added beginning on page 139 of the prospectus.

Mr. Christian N. Windsor

U.S. Securities and Exchange Commission

July 5, 2006

Financial Statements

General

29.	Please include disclosures about recently issued accounting guidance in your audited financial statements. Refer to SAB Topic 11:M.

Response to Comment No. 29

The requested disclosure has been added beginning on page F-34 of the prospectus.

Consolidated Statements of Cash Flows, Page F-6

30.	We note your policy disclosure on page F-9, in which you state that you classify cash flows from the sale of loans when those loans were acquired specifically for resale as operating cash flows and that cash receipts from sales of loans not specifically acquired for resale are classified as investing cash flows. However, in Management’s Discussion and Analysis on page 52, you state that you generally originate loans for your portfolio but your current practice is to sell to the secondary market almost all newly originated conforming longer-tem fixed-rate one- to four-family residential real estate loans. Please revise to disclose how you considered paragraph .08a of SOP 01-6 and paragraph 9 of SFAS 102 in classifying cash flows from the sale of these loans as investing cash flows.

Response to Comment No. 30

Disclosure has been added to page 51 of the prospectus to clarify our current and historical practice regarding the origination and sale of loans. The Staff is supplementally advised that management of Fox Chase believes that its classification of cash flows from the sale of loans complies with paragraph .08a of SOP 01-6 and paragraph 9 of SFAS 102 and is in compliance with U.S. generally accepted accounting practices.

Note 4 – Mortgage Servicing Activity, Page F-16

31.	Please revise to disclose the fair value of your mortgage servicing assets and the assumptions used to determine the fair value. Refer to paragraph 17(e) of SFAS 140.

Response to Comment No. 31

The requested disclosure has been added to page F-19 of the prospectus.

* * * * *

Mr. Christian N. Windsor

U.S. Securities and Exchange Commission

July 5, 2006

Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions concerning this submission, please contact the undersigned or Gary R. Bronstein at (202) 686-4930.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP

/s/ Scott A. Brown

Scott A. Brown

Enclosures

SAB/tmo

cc:	Jonathan E. Gottlieb, Securities and Exchange Commission
Rebekah Moore, Securities and Exchange Commission
Paul Ellis Cline, Securities and Exchange Commission
Donald W. Dwyer, Office of Thrift Supervision – DC (w/o enclosures)
Gary Jeffers, Office of Thrift Supervision – DC (w/o enclosures)
Karen Marcotte, Office of Thrift Supervision – DC (w/o enclosures)
Roger Smith, Office of Thrift Supervision – DC (w/o enclosures)
Lauren S. Yablonsky, Office of Thrift Supervision – NE (w/o enclosures)
Thomas M. Petro, Fox Chase Bancorp, Inc.
Jerry D. Holbrook, Fox Chase Bancorp, Inc.
Gary R. Bronstein, Esq., Muldoon Murphy & Aguggia LLP